FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Extraordinary Board of Directors meeting call.

Chief Financial Office	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 917 538 100 (34) 917 538 000 Fax (34) 913 142 821 www.repsol.com

Madrid, January 13th 2010

The Board of Directors of Repsol YPF, S.A has been called to an Extraordinary Meeting to be held on January 15th 2010, at 12:30 pm, with the following agenda:

I.	Approval of the minutes of the previous meeting.

II.	Ratification of the Company’s management considering the fulfillment of the Strategic Plan.

III.	Ratification of the management of the Executive Chairman and the confirmation of his position.

IV.	Resolutions related to the Director’s compliance with their Corporate Governance obligations.

V.	Approval of the minutes of the meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: January 13th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer